

05039369

OMB APPROVAL

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 52141 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sidoti & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 1400
_____(No. and Street)_____

New York                          New York                              10017
_____(City)_____                 _____(State)_____                    _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alice Rooney                                                          (212) 453-7081
                                                          (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
_____(Name -- if individual, state last, first, middle name )_____

85 Livingston Avenue          Roseland          New Jersey          10036
_____(Address)_____          _____(City)_____          _____(State)_____          _____(Zip Code)_____

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

---

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)     *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*





## OATH OR AFFIRMATION

I,_____Alice Rooney_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Sidoti & Company, LLC_____ , as of
_____December 31_____,20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
_____/s/_____
Signature

*CFO & fin Op*
_____
Title

_____/s/_____
Notary Public

DAVID J. GOLD
Notary Public, State of New York
Qualified in Richmond County
Registration: 02GO5082848
Commission Expires: 7/28/05

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SIDOTI & COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION
## AND
## INDEPENDENT AUDITORS' REPORT

## DECEMBER 31, 2004

# SIDOTI & COMPANY, LLC

CONTENTS

---

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands



**Rothstein, Kass & Company, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Sidoti & Company, LLC

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sidoti & Company, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

*Rothstein, Kass & Company, P.C.*

Roseland, New Jersey
February 10, 2005

# SIDOTI & COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2004

**ASSETS**

| | | |
|---|---|---:|
| **Cash and cash equivalent** | $ | 4,799,672 |
| **Receivables from clearing brokers,** including clearing deposit of $150,000 | | 869,586 |
| **Accounts receivable** | | 302,679 |
| **Property and equipment,** net | | 474,798 |
| **Other assets** | | 167,509 |
| | $ | 6,614,244 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---:|
| **Liabilities** | | |
| Bonus payable | $ | 2,450,000 |
| Commissions payable | | 537,310 |
| Accounts payable and accrued expenses | | 397,819 |
| Total liabilities | | 3,385,129 |
| | | |
| **Member's equity** | | 3,229,115 |
| | $ | 6,614,244 |

# SIDOTI & COMPANY, LLC

## NOTES TO FINANCIAL STATEMENTS

---

## 1. Nature of business

Sidoti & Company, LLC (the "Company") is a Delaware limited liability company formed on March 1, 1999. The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. In April 2000, the Company became a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). In addition, the Company is a member under the Ontario Securities Commission. The Company's sole member is Sidoti Holding Company, LLC, a Delaware limited liability company ("Holding, LLC").

## 2. Summary of significant accounting policies

*Cash and Cash Equivalent*

The Company considers an investment in a money market account to be cash equivalent.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

| Asset | Estimated Useful Lives |
|---|---|
| Office equipment | 3-5 years |
| Furniture and fixtures | 7 years |
| Leasehold improvements | Lease term |

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

*Revenue Recognition from Research Income*

The Company records income from research services at the time the services are earned.

*Income Taxes*

The Company is a single member Limited Liability Company and, therefore, does not record a provision for federal and state income taxes. Accordingly, the Company's Parent reports the Company's income or loss on its income tax returns.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# SIDOTI & COMPANY, LLC

## NOTES TO FINANCIAL STATEMENTS

### 2. Summary of significant accounting policies (continued)

*Retirement Plan*

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 20% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2004 the Company elected not to make a contribution.

### 3. Property and equipment

Details of property and equipment at December 31, 2004 are as follows:

| | | |
|---|---|---:|
| Office equipment | $ | 581,609 |
| Furniture and fixtures | | 181,021 |
| Leasehold improvements | | 276,699 |
| | | 1,039,329 |
| Less accumulated depreciation and amortization | | 564,531 |
| | $ | 474,798 |

### 4. Commitments

The Company is obligated under various lease agreements for their office locations, which expire through December 2007. The leases contain escalation clauses based on increased costs incurred by the landlord  Rent expense under these agreements for the year ended December 31, 2004 was approximately $526,000.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2004, are approximately as follows:

**Year ending December 31,**

| | | |
|---|---|---:|
| 2005 | $ | 599,000 |
| 2006 | | 619,000 |
| 2007 | | 409,000 |
| | $ | 1,627,000 |

## 5. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $2,237,000, which was approximately $2,011,000 in excess of its minimum requirement of approximately $226,000.

## 6. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. At December 31, 2004, the receivable from the clearing brokers represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

## 7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".